STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	April 24, 2006
Corporate Office:	#SRU-10-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD ANNOUNCES INCREASE IN PRIVATE PLACEMENT

VANCOUVER, B.C. (April 24, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) (“Starfield” or the “Company”) announces that its private placement offering previously announced on April 6, 2006 will increase to up to $16,566,653 (the “Offering”). The Offering will consist of up to 24,424,501 units of the Company at a price of $0.53 per unit and of up to 5,571,796 flow-through common shares of the Company at a price of $0.65 per flow-through common share. Each unit will consist of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.75 per common share during the period ending one year from the closing of the Offering.

The Company itself will offer units and flow-through common shares. This non-brokered Offering will pay Max Capital Markets Ltd. (“Max Capital”) a finder’s fee equal to 7% of a portion of the proceeds of the Offering. In addition, at the closing of the Offering, Starfield will grant compensation options entitling Max Capital to purchase that number of common shares equal to 3.35% of the aggregate number of units and flow-through common shares sold under the Offering. The compensation options may be exercised at a price of $0.65 per common share during the period ending one year from the closing of the Offering.

Closing of the transaction is expected to occur on or about May 9, 2006 and may occur earlier in tranches. Starfield will use the proceeds from the Offering for general exploration expenditures and general working capital purposes.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed more than 100,000 metres of diamond drilling in 243 holes. In addition to the NI 43-101 technical report which will be filed on Starfield’s SEDAR website within 45 days of April 6, 2006, the Company expects to announce the results of geostatistical evaluations and a scoping study in 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com